FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 10, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___            No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1. Press release dated May 10, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: May 10, 2007	By: /s/ Marc Beuls
Name: Marc Beuls Title: President and Chief Executive Officer

By: /s/ David Sach Name: David Sach Title: Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
FOR IMMEDIATE RELEASE
May 10th, 2007

CONVENING NOTICE FOR AGM/EGM

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme

Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg
– R.C.S. Luxembourg: B 40.630 –

N O T I C E

IS HEREBY GIVEN that the annual general meeting (“AGM”) and an extraordinary general meeting (“EGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) is convened to be held at the Château de Septfontaines, 330, rue de Rollingergrund, Luxembourg-City, Grand-Duchy of Luxembourg, on Tuesday May 29, 2007 at 4.00 p.m. Central European time, to consider and vote on the following resolutions:

AGM

1	To receive the Directors’ Report (Rapport de Gestion) and the Report of the Independent Auditors on the consolidated and parent company accounts at December 31, 2006.

2	To approve the consolidated accounts and the parent company accounts for the year ended December 31, 2006.

3
To allocate the results of the year ended December 31, 2006. On a parent company basis Millicom generated a profit of USD 82,996,146 in the year ended December 31, 2006, of which USD 1,526,045 is proposed to be allocated to the legal reserve in accordance with the requirements of Luxembourg company law, and the remainder is proposed to be allocated against carried-forward losses.

4	To discharge the Board of Directors for the year ended December 31, 2006.

5
To (a) elect Ms. Mia Brunell and Mr. Kent Atkinson as new directors, (b) re-elect Ms. Donna Cordner, Mr. Daniel Johannesson, Mr. Tope Lawani, Mr. Michel Massart and Ms. Cristina Stenbeck as Directors, in each case for a term ending on the day of the AGM to take place in 2008, and (c) acknowledge that Mr. Vigo Carlund, Mr. Ernest Cravatte and Mr. Lars-Johan Jarnheimer have decided not to stand for re-election.

6
To elect the external auditors of Millicom for a term ending at the 2008 AGM. The Board of Directors proposes that PricewaterhouseCoopers Sàrl, Luxembourg, be re-elected as external auditor for a term ending at the AGM to be held in 2008.

7
To approve the Directors’ fee-based compensation in relation to fiscal year 2007 and share-based compensation in relation to fiscal year 2006. The Nominations Committee proposes to the Meeting that the fee-based compensation for the seven directors expected to serve from the 2007 AGM date to be a total of USD 432,500 for fiscal year 2007. The share-based compensation in relation to fiscal year 2006 will take the form of fully paid-up shares of Millicom common stock to be issued to the eight directors who served until the 2007 AGM date. The number of shares issued to the Chairman will be USD 92,500 divided by the Millicom share closing price on NASDAQ on the 2007 AGM date. The number of shares issued to each of the other seven directors who will serve until the 2007 AGM date will be USD 50,000 divided by the Millicom share closing price on NASDAQ on the 2007 AGM date.

8	To approve an allocation from Millicom’s share premium account to share capital for the nominal value of up to (a) 336,311 fully paid-up shares of Millicom common stock in relation to fiscal year

2006 and 4,017 shares of common stock in relation to year 2005 for issuance to employees of the companies within the Millicom group (the “Millicom Group”), and (b) an amount of shares of fully paid-up Millicom common stock for issuance to Millicom’s directors in relation to fiscal year 2006 determined as set out in Agenda Item 7 above. These shares will be issued within Millicom’s authorized share capital in exchange for nil consideration from the relevant employees or directors.

9	(a) To authorise Millicom, at any time between June 1, 2007 and the day of the AGM to be held in 2008, provided the required levels of distributable reserves are met by Millicom at that time, to either directly or through a subsidiary or a third party engage in a buy-back of Millicom shares using its available cash reserves in an amount not exceeding the lower of (i) five percent (5%) of Millicom’s issued and outstanding share capital as of the date of this AGM (i.e., a maximum of 5,042,937 shares corresponding to USD 7,564,406 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis, in the open market on NASDAQ and OMX Nordic Exchange Stockholm AB, at an acquisition price which may not be less than USD 5 per share nor exceed the higher of (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

(b) To approve the Board of Directors’ decision to give joint authority to Millicom’s Chief Executive Officer and the Chairman to (i) decide, within the limits of the authorization set out in (a) above, the timing and conditions of any Millicom share buy-back according to market conditions and (ii) give mandate on behalf of Millicom to one or more designated broker-dealers to implement the share buy-back.

(c) To authorise Millicom, at the discretion of the Board of Directors, to (a) in the event the buy-back is done through a subsidiary or a third party, to purchase the bought back Millicom shares from such subsidiary or third party, (b) transfer all or part of the purchased Millicom shares and reduce its shareholders’ equity using either distributable reserves or funds from its share premium account, (c) re-issue all or part of the purchased Millicom shares to the directors of Millicom or to employees of the Millicom Group in connection with any existing or future Millicom long-term incentive plan, and/or (d) use the purchased shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries, as the case may be, in accordance with the limits set out in Articles 49-2, 49-3, 49-4, 49-5 and 49-6 of the Luxembourg Company Law of 1915, as amended.

10	Miscellaneous.

EGM

AUTHORIZED CAPITAL

1	To renew the authorisation granted to the Board of Directors to issue shares up to a share capital of USD 199,999,800 divided into 133,333,200 shares at a par value of USD 1.50 per share for a period of five years starting on and including May 29, 2007 and ending on the day of the AGM to be held in 2012.

AMENDMENT OF ARTICLES OF ASSOCIATION:

Several changes to Millicom’s articles (statuts) are required to update the articles in accordance with new requirements applicable to Millicom, including the NASDAQ Stock Market’s stated aim for 2008 to have companies listed on it move to an electronic format for holding shares rather than paper-based share certificates.

2	To approve the amendment of Article 1 (“Purpose”) of Millicom’s articles of association (statuts) so that a second paragraph is inserted, as follows: “The Company may, in connection with the foregoing purposes, (i) acquire or sell by way of subscription, purchase, exchange or in any other manner any equity or debt securities or other financial instruments representing ownership rights, claims or assets issued by, or offered or sold to, any public or private issuer, (ii) issue any debt instruments exercise any rights attached to the foregoing securities or financial instruments, and (iii) grant any direct or indirect financial or other type of assistance, in any form, to or for the benefit of subsidiaries, affiliates or other companies in which it holds a participation directly or indirectly, including but not limited to loans, guarantees, credit facilities, technical assistance.

3	To approve the amendment of Article 2 (“Registered Office”) of Millicom’s articles of association (statuts) so that the word “Bertrange” in Article 2 is changed to “Leudelange”.

4	To approve the amendment of Article 6 (“Shares”) of Millicom’s articles of association (statuts) so that (a) the following sentence will be inserted after the first sentence: “The Company’s shares may be held in electronic format in accordance with the requirements of the stock exchanges on which the Company’s stock may be listed from time to time or may be represented by physical share certificates.” and (b) paragraphs 12-15 of this Article are deleted and replaced with the following sentence: “The Company may repurchase its shares of common stock using a method approved by the board of directors of the Company in accordance with Luxembourg law and the rules of the stock exchange(s) on which the Company’s common stock may be listed from time to time.”

5	To approve the deletion of the fifth sentence of Article 8 (“Meetings of the Board of Directors”) and its replacement by the following two sentences: “The Chairman shall preside at all meetings of the board of directors of the Company, except that in his absence the board of directors may elect by a simple majority of the directors present another director or a duly qualified third party as chairman of the relevant meeting. The Chairman may preside at all meetings of the shareholders of the Company and shall also be authorised to delegate the duty of presiding any such meeting to another member of the board of directors of the Company, any senior executive officer of the Company, or any duly qualified third party.”

6	To approve (a) the deletion of the second sentence of paragraph 1 and (b) the amendment of the first sentence of Article 13 (“Conflicts of Interest”) of Millicom’s articles of association (statuts). The first sentence will be deleted and replaced by the following sentence: “No contract or other transaction between the Company and any other person shall be affected or invalidated by the fact that any director, officer or employee of the Company has a personal interest in, or is a director, officer or employee of such other person, except that (x) such contract or transaction shall be negotiated on an arms’ length basis on terms no less favorable to the Company than could have been obtained from an unrelated third party and, in the case of a director, the director shall abstain from voting on any matters that pertain to such contract or transaction at any meeting of the board of directors of the Company, and (y) any such personal interest shall be fully disclosed to the Company by the relevant director, officer or employee.” The last paragraph of Article 13 will become the new Article 14 (see Item 7 below).

7
To approve (a) the insertion of a new Article 14 titled “Indemnification” into Millicom’s articles of association (statuts), comprised of the last paragraph of the current Article 13, (b) the insertion of the following second sentence into the new Article 14: “The indemnification by the Company shall include the right of the Company to pay or reimburse a defendant’s reasonable legal costs before any proceeding or investigation against the defendant shall have resulted in a final judgment, settlement or conclusion, provided the Company’s directors shall have determined in good faith that the defendant’s actions did not constitute wilful and deliberate violations of the law and shall have obtained the relevant legal advice to that effect.” ; and (c) the consequent re-numbering of Articles 14 to 15, 15 to 16, 16 to 17, 17 to 18, 18 to 19, 19 to 20, 20 to 21, 21 to 22, 22 to 23, 23 to 24 and 24 to 25.

8
To approve the deletion of the second sentence of new Article 20, formerly Article 19, titled “Other General Meetings” and its replacement by the following sentence: “Such meetings must be convened by the board of directors of the Company if shareholders representing at least ten percent (10%) of the Company’s issued share capital so require.”

9	To approve the deletion of paragraphs 6 and 7 of new Article 21, formerly Article 20 (“Procedure, Vote”) of Millicom’s articles of association (statuts) and their replacement by the following text: “No quorum is required for a meeting of the ordinary general meeting of shareholders and resolutions are adopted at such a meeting by a simple majority of the votes cast. A quorum of presence of two-thirds (2/3) of the issued share capital of the Company is required to approve the following actions, which are adopted at a majority of no less than two-thirds (2/3) of the votes cast, except for the types of decisions for which a higher majority is required by Luxembourg company law: (i) an amendment of the Company’s articles of association; (ii) the liquidation or dissolution of the Company; (iii) the merger of the Company with another entity; (iv) the withdrawal of the Company’s shares from public listing in a going-private transaction. Copies or extracts of the minutes of the meetings of shareholders to be produced in court will be signed by the chairman or by any two directors.”

10	Miscellaneous.

ELECTION OF THE DIRECTORS (Item 5)

The Nominations Committee proposes that, until the AGM to be held in 2008, Mr. Atkinson and Ms. Brunell be elected as new directors of Millicom, and Ms. Cordner, Mr. Johannesson, Mr. Massart, Mr. Lawani and Ms. Stenbeck be re-elected as directors of Millicom. Mr. Carlund, Mr. Cravatte and Mr. Jarnheimer have decided not to stand for re-election.

Ms. Brunell, born 1965, has been the CEO of Investment AB Kinnevik (“Kinnevik”), a Swedish public company that manages a portfolio of long-term investments in a number of public companies such as Millicom, since August 1, 2006. Ms. Brunell joined Kinnevik in 1992 and was appointed CFO of Kinnevik associated company Modern Times Group MTG AB in 2001. As CFO, Ms. Brunell plays a central role in MTG and is a member of most of its operational boards. Ms. Brunell is a member of the boards of directors of Invik & Co. AB, Metro International S.A., Tele2 AB, Transcom WorldWide S.A. and CTC Media, Inc., a Russian associated company of MTG. Ms. Brunell is proposed to join the board of directors of Modern Times Group MTG AB in mid-2007. Ms. Brunell would qualify as a “non-independent” director of Millicom as defined in the NASDAQ Stock Market, Inc. Marketplace Rules.

Mr. Atkinson, born 1945, is a senior international executive with substantial experience in Europe, Latin America and the Middle East. He joined the Bank of London and South America (later acquired by Lloyds Bank) in 1964 and held a number of senior managerial positions in the U.K., Latin America and the Middle East. He returned to the U.K. in 1989 as Executive Director for Lloyds TSB South East Region before joining the main board as Group Finance Director in 1994, a position he held for eight years until his retirement as an executive in 2002. He remained on the Lloyds TSB board of directors for a further year as a Non-Executive Director. Mr. Atkinson is Chairman of Link Plus Corporation and a Non-Executive Director of Coca-Cola HBC S.A., telent plc (previously Marconi plc), Standard Life plc and Gemalto N.V. Mr. Atkinson would qualify as an “independent” director of Millicom as defined in the NASDAQ Stock Market, Inc. Marketplace Rules.

LONG-TERM INCENTIVE PLAN

In connection with the May 30, 2006 AGM, Millicom’s shareholders were informed that the Board of Directors had decided to end Millicom’s stock option program for Millicom Group employees and the Board of Directors and replace it with grants of fully paid-up shares of Millicom common stock. In the absence of stock options, the Board of Directors proposed a grant of fully paid-up Millicom shares to selected Millicom Group employees and directors which was approved by the May 30, 2006 AGM. Also in 2006, the Board of Directors developed a long-term incentive plan (“LTIP”) in relation to the 2006 to 2008 period under which awards will vest between 2007 and 2009 based on certain performance criteria. In 2007, the Board of Directors expanded the principles of the 2006-2008 LTIP and devised an LTIP 2007 covering a 10-year period starting in fiscal year 2007, under which a maximum award limit for the lifetime of the 2007 LTIP of 5 million shares of fully paid-up Millicom common Stock was established. The LTIP 2007 is an umbrella plan that provides for a number of sub-plans to be developed during the lifetime of the LTIP 2007 to align the eligible employees’ long-term remuneration with the financials aims and objectives of Millicom. The LTIP 2007 provides will apply to the following categories of Millicom Group employees: senior-level employees, key high potential employees and certain critical new recruits. The shares granted under the LTIP 2007 will vest at the end of a three-year period, or performance cycle, depending upon the meeting by Millicom of pre-defined targets appropriate to each segment of the LTIP 2007. The LTIP 2007 is designed so that the shares vest at the end of the three-year performance period. However, for the performance cycle from 2006 through 2008 only, the shares granted to eligible Millicom Group employees will vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008.

OTHER INFORMATION.

There is no quorum of presence requirement for the AGM. The AGM agenda items are adopted by a simple majority of the shares present or represented. A quorum of presence of half of the issued and outstanding share capital is required for purposes of the agenda items relating to the EGM. The EGM agenda items are adopted by a majority of 2/3 of the shares present or represented. In the event the quorum is not reached at the first meeting, the EGM will be reconvened. At the reconvened meeting, no quorum is required and decisions are adopted at 2/3 of the present or represented shares. However, to the extent the amendment of Article 3 constitutes a change in the purpose of Millicom, a quorum of presence of 2/3 is required to adopt the change, which is adopted at a majority of ¾ of the shares present or represented. If this quorum is not met at the first meeting of the EGM, the EGM is reconvened at which the change will be adopted without any quorum requirement with the same majority of ¾ of the shares present or represented.

Millicom’s consolidated financial statements as at and for the year ended December 31, 2006 are available on Millicom’s website (www.millicom.com). The Directors’ Report (Rapport de Gestion) and the statutory parent company financial statements as at and for the year ended December 31, 2006 will be available from May 15, 2007 upon request by e-mail to: information@millicom.com.

Participation in the AGM is reserved to shareholders who give notice of their intention to attend the AGM/EGM by mail or return a duly completed proxy form at the following address: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Ms. Carole Wintersdorff, telephone: + 352 27 759 356, fax: + 352 27 759 353, so that it is received no later than Friday May 25,

2007, 5:00 p.m. Central European time. Proxy forms are available upon request at Millicom’s registered office, at the above address and contact numbers.

Holders of Swedish Depository Receipts wishing to attend the meeting or to be represented at the AGM/EGM by proxy have to request a power of attorney from Glitnir AB (formerly Fischer Partners Fondkommission AB), P.O. Box 16027, SE-103-21 Stockholm, Sweden, telephone: + 46 8 463 85 00, and send it duly completed to Millicom’s address indicated above, so that it is received no later than Friday May 25, 2007, 5:00 p.m. Central European time. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by VPC AB in order to exercise their shareholders’ rights at the AGM/EGM. Such registration must be completed no later than Tuesday May 22, 2007.

May 4, 2007	The Board of Directors

Millicom International Cellular S.A. is a global telecommunications group with mobile operations in Asia, Latin America and Africa. It currently has mobile operations and licenses in 16 countries. The Group’s mobile operations have a combined population under license of approximately 280 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees and representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

David Sach Chief Financial Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Andrew Best Investor Relations	Telephone: +44 7798 576 378

Visit our web site at: www.millicom.com